

Mail Stop 3561

January 26, 2018

Via E-mail
Gregory P. Cook
Vice President – Controller and Principal Accounting Officer
National Beverage Corp.
8100 SW Tenth Street, Suite 4000
Fort Lauderdale, FL 33324

Re: National Beverage Corp.
Annual Report on Form 10-K
Filed July 13, 2017
File No. 001-14170

Dear Mr. Cook:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis…, Page 16

1.   We note your press release filed with the Form 8-K on May 5, 2017 and the references to velocity per outlet and velocity per capita. You state that you "magnify these measures and this creates growth never before thought possible." You also state that you are "creating velocity per capita through proven velocity predictors." To the extent that VPO and VPC are key performance indicators used in managing your business, please include a discussion of these measures along with comparative period amounts or explain why you do not believe this disclosure is necessary. Refer to Section III.B.1 of SEC Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining